

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via E-mail
Sam Duncan
Chief Executive Officer and President
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344

> **Re:** **SUPERVALU INC.**
> **Form 10-K for the Fiscal Year Ended February 23, 2013**
> **Filed April 24, 2013**
> **File No. 001-05418**

Dear Mr. Duncan:

We have reviewed your response dated July 24, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 23, 2013

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 47

Impairment of Long-Lived Assets, page 50

1. We note your response to comment 4 in our letter dated June 26, 2013. You state your accounting policy is to conduct long-lived asset recoverability evaluations at the geographic market level for your Retail Food and Save-A-Lot operations due to the interdependency of cash flows and revenues of other assets in the same geographic region. You also state that you determined it would be more appropriate to evaluate long-lived assets for impairment at the store level for *certain* geographic markets within these two reportable segments due to the closure of loss-making stores within that

market. Accordingly, it appears you believe the cash flows and revenues of the assets within *certain* geographic regions are not interdependent from one another, which conflicts with your accounting policy for other geographic markets. Please answer the following questions with respect to the Retail Food and Save-A-Lot segments:

- With regard to the impairments recognized in fiscal year 2013 related to individual stores of geographic market asset groups, please clarify for us how you allocated the impairment loss; that is, to the individual stores or the asset group or to the individual stores with the excess allocated to the asset group.

- Please tell us if the identifiable cash flows of stores within the certain geographic markets you have evaluated on a single store basis are no longer and will no longer be interdependent of the other stores operating in the same region.

- Please explain why it is appropriate to apply different long-lived asset recovery evaluation accounting policies to similar assets by utilizing a group of stores basis for some geographic areas and a single store basis for others.

- Please tell us why you believe your modification of the grouping of assets is preferable under U.S. GAAP to the allocation of the impairment loss to assets within a group as prescribed by ASC 360-10-35-28, assuming an impairment would have been recognized at the geographic market asset group level.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief